UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 61184 / December 16, 2009

Admin. Proc. File No. 3-13556

In the Matter of

REWARD ENTERPRISES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Reward Enterprises, Inc., and the Commission has not chosen to review the decision as to it on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final decision of the Commission with respect to Reward Enterprises, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that the registration of all classes of registered securities of Reward Enterprises, Inc. is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

1/   17 C.F.R. § 201.360(d).

2/   Reward Enterprises, Inc., Initial Decision Rel. No. 390 (Nov. 16, 2009), ___ SEC Docket ___.

INITIAL DECISION RELEASE NO. 390
ADMINISTRATIVE PROCEEDING
FILE NO. 3-13556

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of

RDM SPORTS GROUP, INC.,	:	
REAL DEL MONTE MINING CORP.,	:	
RECOTON CORP.,	:	INITIAL DECISION AS TO
RED HOT CONCEPTS, INC.,	:	REWARD ENTERPRISES, INC.
RED HAND INTERNATIONAL, INC.	:	November 16, 2009
(N/K/A AFRICAN DIAMOND	:	
CO., INC. OR COAL CORP.),	:	
REDLAW INDUSTRIES, INC.,	:	
REPUBLIC RESOURCES, INC.,	:	
REWARD ENTERPRISES, INC.,	:	
RHINO ENTERPRISES GROUP, INC. (N/K/A	:	
PHYSICIANS ADULT DAYCARE, INC.),	:	
RIDGEVIEW, INC.,	:	
RIVERSIDE GROUP, INC., and	:	
ROCKY MOUNT UNDERGARMENT CO., INC.	:	

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APPEARANCES: Frederick L. Block, David S. Frye, and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission.

Robert L. Matzig as president of Reward Enterprises, Inc.

BEFORE: James T. Kelly, Administrative Law Judge.

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 20, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), against Reward Enterprises, Inc. (Reward), and others.[1] In relevant part, the OIP alleges that Reward, a Nevada corporation, has registered a class of securities with the Commission pursuant to Section 12(g) of the Exchange Act. The OIP further alleges that Reward has failed to file its annual and quarterly reports with the Commission for any period after March 31, 2005. As a result, the OIP charges that Reward has failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

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[1] All of the other Respondents named in the OIP have either defaulted or settled.

The Commission instituted this proceeding to determine whether the allegations are true, to afford Reward an opportunity to establish any defenses to the allegations, and to decide whether it is necessary and appropriate for the protection of investors to suspend or revoke the registration of Reward's registered securities.

Reward filed its Answer on July 29, 2009. It admitted that it has failed to file its annual and quarterly reports, as alleged in the OIP. Reward explained that it had conducted no business activity during the period when it did not file periodic reports. It argued that, because there was no information to report, no information had been withheld from shareholders or potential investors. Reward also promised to come into compliance with the Commission's periodic filing requirements within ten days.

The Division of Enforcement (Division) promptly notified Reward of the opportunity to inspect and copy its investigative file. I held a telephonic prehearing conference on August 21, 2009. The Division and Robert L. Matzig (Matzig), Reward's president, participated in the conference, as did representatives from Seale & Beers, CPAs (Seale & Beers), Reward's independent auditing firm. I granted the Division and Reward leave to file cross-motions for summary disposition (Order of Aug. 24, 2009).

The Division filed its motion for summary disposition, with accompanying exhibits, on September 21, 2009. Reward submitted its opposition to the Division's motion and its cross-motion for summary disposition, with accompanying exhibits, on October 14, 2009. The Division filed a reply in support of its motion and an opposition to Reward's cross-motion on October 20, 2009. Reward submitted a reply in support of its cross-motion on October 29, 2009.

The Standards for
Summary Disposition

Rule 250(a) of the Commission's Rules of Practice provides that, after a respondent's answer has been filed and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice.

Rule 250(b) of the Commission's Rules of Practice requires the hearing officer promptly to grant or deny the motion, or to defer decision on the motion. The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to summary disposition as a matter of law.

In assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, a factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing and may not rest upon mere allegations or denials of its pleadings. At the summary disposition stage, the hearing officer's function is not to weigh the evidence and determine the truth of the matter, but rather to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

FINDINGS OF FACT

The exhibits accompanying the Division's motion for summary disposition involve matters that may be officially noticed under Rule 323 of the Commission's Rules of Practice. Based on those exhibits, on Reward's Answer, and on Reward's opposition to the Division's motion for summary disposition, the Division has established, and Reward does not contest, the following material facts.

Reward is a Nevada corporation with an office in Carson City, Nevada (PHC Tr. 4-5; Neil J. Welch, Jr., Declaration, Exhibits 6, 18) (Welch Decl., Exs. ___). It has a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act (Welch Decl., Ex. 7). Matzig has been president of Reward from April 2006 to the present (Welch Decl., Exs. 4-6).

Reward has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended March 31, 2005 (Answer). The Commission's Division of Corporation Finance (Corporation Finance) is the staff office responsible for monitoring Reward's periodic filings. On October 31, 2007, Corporation Finance sent a letter to Reward, stating that the company appeared to be delinquent in its periodic filings. The letter warned that Reward could be subject to revocation proceedings if it did not file its required reports within fifteen days. Reward received Corporation Finance's letter on November 5, 2007 (Welch Decl., Ex. 2).

Williams & Webster, P.S. (W&W), of Spokane, Washington, audited Reward's financial statements for the fiscal years ended June 30, 2004; June 30, 2003; June 30, 2002; June 30, 2001; and June 30, 2000 (official notice of Reward's Forms 10-KSB on EDGAR). Reward's prior management discharged W&W and engaged Moore & Associates, Chartered (M&A), of Las Vegas, Nevada, as Reward's independent auditor in April 2005 (Form 8-K/A, filed April 29, 2005) (official notice). M&A never audited any of Reward's annual financial statements. Reward's current management discharged M&A and engaged Seale & Beers, of Las Vegas, Nevada, as its independent auditor on August 5, 2009 (Form 8-K, filed August 7, 2009). This occurred approximately two weeks after the Commission issued the OIP.

After Reward received the OIP, Matzig promised counsel for the Division that Reward would file all its delinquent periodic reports within a very short timeframe (Answer; Welch Decl. ¶¶ 20-23). As of today, more than three and one-half months later, Reward has not filed any delinquent periodic reports. Reward's opposition to the Division's motion and its cross-motion for summary disposition are devoted to demonstrating that its post-OIP efforts to remedy its delinquencies have been thwarted by matters beyond its control.[2]

Reward's opposition shows, and the Division does not contest, the following facts. On July 28, 2009, M&A agreed to audit Reward's financial statements for the fiscal years ended June 30, 2006, 2007, and 2008 (Reward Exhibit 1) (Reward Ex. __). The July 28 engagement letter did not address the audit of Reward's overdue financial statements for the fiscal year ended June 30, 2005. Nor did the letter address the audit of Reward's financial statements for the fiscal year ended June 30, 2009.

On August 5, 2009, Reward learned that Michael J. Moore (Moore), the principal of M&A, would immediately be ceasing his audit work (Reward Ex. 3). Reward also learned that Moore had turned over his public company auditing practice to Robert Seale, CPA, and Robert Beers, CPA, who had previously worked for M&A (Reward Ex. 4). When Seale & Beers solicited Reward's auditing business, it told Reward that it would continue to employ M&A's staff of audit associates and occupy the same office location as M&A. Seale & Beers also informed Reward that it had inherited all of M&A's previous work papers (Reward Ex. 4).

On August 27, 2009, the Public Company Accounting Oversight Board (PCAOB or the Board) simultaneously instituted and settled disciplinary proceedings against Moore and M&A (official notice). In its Order, PCAOB found that Moore and M&A violated Section 10(b) of the Exchange Act and Exchange Act Rule 10b-5 by issuing audit reports that falsely represented that audits had been conducted in accordance with PCAOB standards. The Order also found that M&A violated PCAOB's quality control standards and that Moore substantially contributed to those failings. In addition, the Order found that both Moore and M&A violated PCAOB standards and failed to cooperate with the Board's investigation. Without admitting or denying the Board's findings, Moore consented to a bar from association with a registered public accounting firm and M&A consented to the revocation of its registration as a registered accounting firm. Reward first learned of PCAOB's disciplinary action in early September 2009 (Reward Ex. 5).

On August 27, 2009, the Commission filed and settled a civil injunctive action against Moore and M&A in the U.S. District Court for the District of Nevada (official notice). The

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[2] The Division objects to any consideration of the factual representations in, and the exhibits attached to, Reward's opposition and cross-motion. The Division argues that the factual representations are not supported by affidavits and the supporting documents are not authenticated. The Division also notes that some of Reward's exhibits are not properly matters for official notice under Rule 323. In view of the fact that Reward is not represented by an attorney, I have considered all the documents that Reward has submitted. I agree with the Division that these documents do not involve material facts that defeat the Division's motion for summary disposition or support Reward's cross-motion for summary disposition.

Commission's complaint alleged that Moore and M&A violated Sections 10(b), 10A(a)(1), and 10A(b)(1) of the Exchange Act, Rules 2-02(b)(1) and 2-06 of Regulation S-X, and Exchange Act Rule 10b-5. Without admitting or denying the Commission's allegations, Moore and M&A consented to permanent injunctions from future securities law violations, to suspensions from appearing or practicing before the Commission as accountants, and to disgorgement of ill-gotten gains plus pre-judgment interest. Moore separately agreed to pay a civil penalty.

Reward explained that these developments initially raised questions about the transition from M&A to Seale & Beers. However, Reward has now resolved those questions and plans to file all delinquent periodic reports "soon." In its cross-motion, Reward stated that it "has the expectation of filing all of its delinquent reports . . . within [thirty] days" of October 14, 2009, i.e., on or before November 13, 2009.

DISCUSSION AND CONCLUSIONS

Under Section 12(j) of the Exchange Act, the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or to suspend the registration of a security for a period not exceeding twelve months if it finds that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.

Section 13(a) of the Exchange Act and the regulations thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Implicit in these rules is the requirement that the reports accurately reflect the financial condition and operating results of the issuer. See SEC v. Kalvex, Inc., 425 F. Supp. 310, 316 (S.D.N.Y. 1975). No showing of scienter is necessary to establish a violation of Section 13(a) or the regulations thereunder. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978) (citations omitted).

The purpose of the periodic reporting requirement is to supply the investing public with current, accurate financial information about an issuer so that the investing public may make informed decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

It is uncontested that Reward has failed to file any annual or quarterly reports for any period after March 31, 2005. Thus, Reward has violated, and continues to violate, Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

The determination of an appropriate sanction under Section 12(j) of the Exchange Act should be guided by the public interest factors identified in Gateway Int'l Holdings, Inc., 88 SEC

Docket 430, 439 (May 31, 2006). Under Gateway, several issues should be considered, including the seriousness of the issuer's violations; the isolated or recurrent nature of the violations; the degree of culpability involved; the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and the credibility of its assurances, if any, against further violations.

Reward's violations are serious, numerous, and extend over a long period of time. It is plain that Reward began to take its periodic reporting responsibilities seriously only after the Commission commenced this enforcement action. Reward's inaction prior to the initiation of this proceeding raises serious doubts as to its future compliance with the periodic reporting requirements.

Reward has represented that the overdue periodic reports identified in the OIP, as well as the annual report for the fiscal year ended June 30, 2009, would be filed with the Commission, in proper "EDGARized" format, by now. A review of the Commission's EDGAR Website shows that the overdue reports have not been filed. The difficulties that Reward experienced with M&A in July and early August 2009 cannot mitigate Reward's failure to file periodic reports over a four and one-half year period. The need for finality in Commission administrative proceedings militates against any additional grace period here.

Reward argues that revocation will eliminate any opportunity for it to merge with and finance a successful business enterprise. It also argues that revocation will deny its current shareholders an opportunity to profit from their investment. The Commission has repeatedly held that "any harm to existing shareholders is not the determining factor in evaluating whether an issuer's securities registration should be revoked." Nature's Sunshine Prods., Inc., 95 SEC Docket 13488, 13500 (Jan. 21, 2009); see America's Sports Voice, Inc., 90 SEC Docket 879, 885-86 (Mar. 22, 2007), recons. denied, 90 SEC Docket 2419, 2420 (June 6, 2007); Gateway, 88 SEC Docket at 443. In its recent opinions, the Commission has recognized that Section 12(j) of the Exchange Act authorizes revocation as a means of protecting investors and that, in evaluating what is necessary or appropriate to protect investors, regard must be had not only for an issuer's existing stockholders, but also for potential investors. The Commission has also held that both existing and prospective shareholders are harmed by a continuing lack of current, reliable, and audited financial information because they cannot make an informed investment decision. See Impax Labs., Inc., 93 SEC Docket 6241, 6255-56 (May 23, 2008).

I conclude that it is necessary and appropriate in the public interest to revoke the registration of Reward's registered securities.

ORDER

Based on the findings and conclusions set forth above, IT IS ORDERED THAT:

1. The Division of Enforcement's motion for summary disposition is granted;
2. The cross-motion for summary disposition of Reward Enterprises, Inc., is denied; and
3. The registration of all classes of the registered securities of Reward Enterprises, Inc., is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision pursuant to Rule 111 of the Commission's Rules of Practice. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact, or unless the Commission determines on its own initiative to review this Initial Decision as to any party. If any of these events occur, the Initial Decision shall not become final as to that party.

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James T. Kelly
Administrative Law Judge